Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

June 21, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:              Ms. Christina DiAngelo
James E. O’Connor, Esq.

Re:          Nationwide Mutual Funds
File Nos. 333-188673

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by Ms. DiAngelo on June 10, 2013 and Mr. O’Connor on June 13, 2013 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganizations involving the Registrant and the HighMark Funds (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2013 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment: Please provide a “North American Security Trust” accounting survivor analysis for the Reorganizations.

Response: Attached as Exhibit A to this letter is the accounting survivor analysis.

Shareholder Letter

2.	Text: Description regarding the Target Fund classes that are reorganizing into the corresponding Acquiring Fund classes.

Comment:  Consider adding disclosure that describes why Class B shares of the Target Funds are moving to Class A shares of the Acquiring Funds; and why Fiduciary Class shares of the Target Funds are moving to Institutional Service Class shares of the Acquiring Funds.  It would be helpful for shareholders to understand the differences in the share classes and why a particular class was selected for the reorganization.

Response:  Registrant does not believe that the shareholder letter is the appropriate section of the document to include this explanation.  The shareholder letter is intended to be a brief explanation of what is happening.  An explanation has been added to the section titled “On what proposal am I being asked to vote?” in the “Overview” section of the Combined Proxy Statement/Prospectus.  The new disclosure states:

“In general, Target Fund shareholders will receive a corresponding Acquiring Fund share class whose characteristics are comparable to their current Target Fund Share class.  Class B Shares and Fiduciary Class Shares are not offered by the Acquiring Funds, and as a result, Target Fund Class B shareholders will receive Acquiring Fund Class A Shares and Target Fund Fiduciary Class shareholders will receive Acquiring Fund Institutional Service Class Shares.”

3.	Text: Shareholder letter (page 3) states:

“Each Target Fund is substantially similar to the corresponding Acquiring Fund …”

Comment:  Consider adding disclosure that highlights the main differences supporting the “substantially similar” comparison.  Consider adding such disclosure to the shareholder letter, though it may be outlined elsewhere in the Registration Statement.

Response:  Registrant does not believe that the shareholder letter is the appropriate section of the document to discuss the comparisons.  The shareholder letter is intended to be a brief explanation of what is happening.  Sufficient disclosure is included in the sections titled “OVERVIEW- Are the investment objectives and strategies of the Acquiring Funds similar to the investment objectives and strategies of the Target Funds?” and COMPARISON OF THE TARGET FUNDS AND THE ACQUIRING FUNDS- Comparison of the Investment Objectives, Principal Investment Strategies and Principal Risks.”

Combined Proxy Statement/Prospectus

4.	Text: The section titled “Why are the Reorganizations being proposed?” (page 10).

Comment:  This section outlines the potential benefits of the Reorganizations, but it does not really explain why the reorganization was proposed.  For example, other reorganizations involving the HighMark Funds note that HighMark is essentially leaving the mutual fund business.

Response:  The following disclosure has been added to the section titled “Why are the Reorganizations being proposed?”:

Separate from the Reorganizations, the HighMark Board has approved the reorganization or liquidation of each other series of HighMark Funds.  These actions are in part a result of HCM’s desire to exit the sponsorship of mutual funds.

5.	Text: The section titled “Will the portfolio management of the Target Funds change?” (page 10) states:

“The NMF Trust and NF Advisors have received an exemptive order from the SEC for a multi-manager structure…”

Comment:  Please provide the date of the Manager of Managers Order.  This information may be provided supplementally.

Response:  The date and file number of the Manager of Managers order was provided in an e-mail from Dave Roeber to Christina DiAngelo on June 10, 2013.

6.
Text:  The section titled “Who will bear the expenses associated with the Reorganization?” (page 11) states that the advisers of the Target Funds and the Acquiring Funds will bear the costs of the Reorganizations.

Comment:  Even though the managers are paying for the cost of the reorganizations, provide the total estimated cost of the reorganization.  Also, add disclosure that confirms the managers are paying for the cost of the reorganizations whether or not the reorganizations are consummated.

Response:  The Registrant respectfully declines your comment to include the total estimated cost of the reorganization.  The Combined Proxy/Prospectus already discloses that “The costs of the solicitation related to the Reorganizations, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of each Target Fund all materials relating to this Proxy Statement/Prospectus and soliciting shareholder votes, as well as the conversion costs associated with the Reorganizations, will be allocated between HCM and NF Advisors.  Neither the Target Funds nor the Acquiring Funds will bear any related costs of the Reorganizations.”  Since shareholders will not be bearing the costs of the Reorganization, the estimated cost of the Reorganization is not relevant to their approval of the Reorganization.  The Registrant will add disclosure that HCM and NF Advisors will pay for the costs of the Reorganization whether or not the Reorganizations are consummated.

7.
Text:  The section titled “Who will bear the expenses associated with the Reorganization?” (page 11) states that the advisers of the Target Funds and the Acquiring Funds will bear the “conversion costs” of the Reorganizations.

Comment:  Clarify supplementally what “conversion costs” refers to (e.g., whether there are any planned or forced repositionings of portfolio securities.)  Such repositioning would require additional disclosure regarding the nature and impact of such repositionings.  See next comment.

Response:  “Conversion costs” refers only to the costs of the Reorganizations relating to converting shareholder and portfolio holding information from the Target Funds’ service provider computer systems to the computer system of the Acquiring Funds’ service providers.  Neither the Target Funds or the Acquiring Funds anticipate any forced or planned sales of portfolio securities arising from the proposed Reorganizations.

8.	Text: The section titled “Are the investment objectives of the Acquiring Funds similar to the investment objectives and strategies of the Target Funds?” (page 15) states:

“Unlike HighMark Enhanced Growth Fund, the Nationwide Bailard Technology & Science Fund will be required to invest at least 80% of its net assets in established companies in the technology and science sectors.  Unlike HighMark International Opportunities Fund, the Nationwide Bailard International Equities Fund will be required to invest at least 80% of its net assets in equity securities of issuers located in developed and, to a lesser extent, emerging market countries around the world.”

Comment:  As a follow-up to Comment 7, confirm whether there are any planned or forced repositioning of portfolio securities, particularly with regard to the two reorganizations noted.  If there are, the required disclosure is (1) an estimate of the percentage of the Target Fund securities that will be sold; (2) an estimate of any brokerage costs associated with those sales; and (3) an estimate of any capital gains distributions that shareholders could expect to receive as a result of those sales.  For those estimates, provide both dollar amounts and per share effects.

Response:  As noted in our response to Comment 7, neither the Target Funds or the Acquiring Funds anticipate any forced or planned sales of portfolio securities arising from the proposed Reorganizations.

9.
Text:  Comparison of Fee Tables (beginning on page 18)-  The tables indicate that the pro forma combined “Other Expenses” for most of the Reorganizations are lower than the Other Expenses of the Target Funds.

Comment:  What is driving the lower costs, e.g., whether Nationwide has a different fee structure or whether the Acquiring Funds are able to achieve an economy of scale for certain fees?  Please explain supplementally.

Response:  In providing operational support services, the Nationwide family of funds benefits from economies of scale when compared to HCM.  Prior to the proposed

Reorganizations, HCM manages 24 registered mutual funds with approximately $19.3 billion in assets under management, while NFA manages more than 90 funds with approximately $40 billion in assets under management.

10.
Text:  Comparison of Fee Tables (beginning on page 18)- The tables indicate that the “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)” for Class A shares of the equity funds is 5.50% for the Target Funds and 5.75% for the Acquiring Funds pro forma combined.

Comment:  Confirm disclosure of the difference in the equity funds’ Class A sales load in the overview and/or comparison sections, or highlight as necessary.  It is understood that no sales loads will be charged in connection with the Reorganizations, but the staff would like to ensure that the higher sales load is highlighted as applicable to future purchases.

Response:  The differences in the Class A sales load is disclosed in side by side charts in the sections titled “COMPARISON OF THE TARGET FUNDS AND THE ACQUIRING FUND- Comparison of Fee Tables” and “Comparison of Share Classes and Distribution Arrangements- Sales Charges.”  In addition, the sections titled “OVERVIEW- Will I have to pay front-end sales charges, contingent deferred sales charges or redemption fees in connection with a Reorganization?” and “COMPARISON OF THE TARGET FUNDS AND THE ACQUIRING FUNDS- Comparison of Share Classes and Distribution Arrangements-Sales Charges” disclose:  “An Acquiring Fund’s front-end sales charge for Class A Shares and CDSC that apply to Class A Shares and Class C Shares will apply to any Class A Shares or Class C Shares of an Acquiring Fund purchased after a Reorganization, unless you are eligible for a reduction of or waiver of the front-end sales charge or CDSC.”

11.
Text:  Comparison of Fee Tables (beginning on page 18)-  The footnotes in the tables indicate that the Target Funds may have been operating under expense limitation agreements subject to recapture of waived expenses.

Comment:  Confirm supplementally that any expenses subject to recapture of the Target Funds will not be carried forward to the Acquiring Funds.

Response:  The Registrant confirms that any expenses of the Target Funds subject to recapture will not be carried forward to the Acquiring Funds.

12.
Text:  Comparison of Fee Tables (beginning on page 45)-  The tables indicate that for the fixed income funds, the “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)” is 2.25% for Class A shares.

Comment:  Note that the sale load disclosed in the Rule 485(a) Form N-1A filing for the Acquiring Funds is 4.25%, and that hypothetical expense examples for this class for each fixed income fund needs to be updated (they appear to be calculated using a 4.25% load rather than a 2.25% load).  Confirm that this sales charge has been lowered and that the expense examples reflect the lower sales charge.

Response:  The Registrant confirms that the Acquiring Fixed Income Funds’ front-end sales charge has been lowered to 2.25% and the expense examples have been revised to reflect the lower sales charge.

13.	Text: The section titled “Expense examples” (page 55) states that:

“[The expense examples] assume a 5% return each year and no change in expenses.”

Comment:  Although the language is directly from Form N-1A, because the Funds’ expenses may involve a fee waiver, make a reference to the years where net expenses are taken into effect (i.e., net expenses for year one and gross expenses for the rest of the calculations).

Response:  Revised as requested.

14.	Text: The section titled “Expense examples” (page 55).

Comment:  Class B shares of the Target Funds convert to Class A shares after 8 years.  Disclose in the introduction to the Expense examples that they reflect the conversion of B shares to A shares after 8 years.

Response:  Revised as requested.

15.	Text: The section titled “Expense examples” (beginning on page 55).

Comment:  Recalculate and update the “3 Years,” “5 Years,” and “10 Years” expense examples for the following Funds and classes:

HighMark Bond Fund – Class A

HighMark Short Term Bond Fund – Class A

HighMark California Intermediate Tax-Free Bond Fund – Class A

HighMark National Intermediate Tax-Free Bond Fund – Class A

HighMark Wisconsin Tax-Exempt Fund – Class A

Nationwide HighMark Bond Fund and Pro Forma Combined – Class C

Nationwide HighMark Short Term Bond Fund and Pro Forma Combined – Class C

Nationwide HighMark California Intermediate Tax Free Bond Fund and Pro Forma Combined – Class C

Nationwide HighMark National Intermediate Tax Free Bond Fund and Pro Forma Combined – Class C

Nationwide Ziegler Wisconsin Tax Exempt Fund and Pro Forma Combined – Class C

Response:  The expense examples noted above have been reconfirmed or recalculated and revised as requested.

16.	Text: The section titled “Investment Advisers” (page 106).

Comment:  Delete  “Equity” from the fund listed as the “Nationwide HighMark Small Cap Core Equity Fund.”

Response:  Revised as requested.

17.	Text: The section titled “Sales Charges” (page 116) states that the “Sales Charge as a Percentage of Offering Price” for the Acquiring Fixed Income Funds is 2.25%.

Comment:  As a follow-up to Comment 12, note that the sale load disclosed in the Rule 485(a) Form N-1A filing for the Acquiring Funds is 4.25%.  Again, confirm whether this sales charge has been lowered.

Response:  The Registrant confirms that the Acquiring Fixed Income Funds’ front-end sales charge has been lowered to 2.25% and the expense examples have been revised to reflect the lower sales charge.

18.	Text: The section titled “Board Considerations” (page 134) states that the HighMark Board considered a number of factors in connection with the Reorganizations, including:

“the annual total expenses of each Acquiring Fund (after waivers and expense reimbursements) will be the same or lower than the annual total expenses (after waivers and expense reimbursements) of its corresponding Target Fund”

Comment:  In some situations, expense waivers could be temporary.  Confirm supplementally whether the Board considered how the gross expenses compare in addition to net expenses (e.g., whether the gross expenses for a particular Target Fund would be higher following the Reorganization of that Fund).

Response:  The Registrant confirms that the Target Funds’ Board considered how the gross expenses of a Target Fund compared to the gross expenses of an Acquiring Fund.

19.	Text: The section titled “Agreement and Plan of Reorganization” (page 135) states:

“On the Valuation Date, for purposes of the Reorganizations, each Target Fund’s assets will be valued pursuant to the NMF Trust’s valuation procedures.  HCM and NF Advisors expect that any change in the valuation of a Target Fund’s assets in connection with a Reorganization as a result of using the NMF Trust’s valuation procedures, rather than the HighMark Trust’s valuation procedure, will not have a material effect on the Target Fund’s NAV.”

Comment:  Confirm whether differences in the valuation policies of the Target and Acquiring Funds will cause any adjustments on the reorganization date (i.e., quantify the effect the valuation differences will have in connection with the determination that the change is not “material” and highlight the differences).  Any adjustments that are caused by valuation differences will need to be shown as adjustments in the capitalization tables, because such adjustments (as a direct result of a reorganization) do not have a materiality threshold.  Also, provide supplementally information (e.g., the dollar amount of the differences) that forms the basis for the conclusion that the differences in valuation procedures will have “no material effect.”

Response:  The Registrant’s management does not anticipate that differences in the valuation policies of the Target Funds and Acquiring Funds will result in material adjustments on the Valuation Date or reorganization date.  This conclusion is based on the results of limited testing of the valuation procedures that indicated that any potential valuation differences between the procedures are anticipated to have an impact of less than a penny per share, and there is significant overlap in pricing vendors for the Target Funds and Acquiring Funds. The Registrant does not believe that any adjustments to the capitalization tables will be necessary.

20.	Text: The section titled “Federal Income Tax Consequences of the Reorganizations” (page 138) includes disclosure with respect to Limitations on Capital Loss Carryovers.

Comment:  For the Target Funds, include the actual dollar amount and expiration date of capital loss carryforwards.

Response:  Revised as requested.

21.	Text: The Pro Forma Capitalization tables (beginning on page 139) are dated January 31, 2013.

Comment:  The pro forma capitalization tables should be dated as of 30 days of the filing date since no pro forma financial statements have been provided.  In connection with Comment 19, any valuation adjustments should be reflected in the capitalization tables.

Response:  Item 4(b) of Form N-14 does not specify a date to be used for the pro forma capitalization table, and Registrant used January 31, 2013, the date of the Target Funds’ most recent financial statements.  The thirty days as of filing requirement appears to be from Item 14 of Form N-14 and is used for determining whether pro forma financial statements need to be prepared by comparing the relative net asset value of the Target Fund and Acquiring Fund.  In light of the fact that all of the Acquiring Funds are shell funds with no assets, Registrant does not understand why such numbers must be as of thirty days of the filing as all of the Acquiring Funds will have no assets on whatever date is selected.  However, Registrant will update the numbers in the pro forma capitalization table to a more recent date of May 31, 2013.

Furthermore, as noted in response to Comment 19, Registrant believes that no adjustments are required to be made to the pro forma capitalization tables in connection with any differences in the Funds’ valuation procedures.

22.	Text: Certain Pro Forma Capitalization tables (for example page 140) show “Pro Forma Adjustments” for Class B shares merging into Class A shares.

Comment:  Pro Forma Adjustments to net assets should be shown for Fiduciary Class shares moving into Institutional Service Class shares in connection with the Reorganizations (similar to the Pro Forma Adjustments provided for Class B shares merging into Class A shares).

Response:  Registrant does not believe any adjustments are required in connection with the Fiduciary Class Shares and Institutional Class Shares.  Pro forma adjustments were provided for Class B shares of the Target Funds merging into Class A shares of the Acquiring Funds because Class A shares of the Target Funds were also merging into Class A shares of the Acquiring Funds.  Fiduciary Class shares of the Target Funds are moving into Institutional Service Class shares of the Acquiring Funds because the Acquiring Funds have a different nomenclature (i.e., Institutional Service) for its share class with similar characteristics.  No pro forma adjustments are required because no other share class of the Target Funds is being reorganized into Institutional Service Class shares of the Acquiring Funds.

23.	Text: Pro Forma Capitalization Table (page 140).

Comment:  Class A net assets of the Nationwide Geneva Mid Cap Growth Fund after Reorganization (Pro Forma) is disclosed as “$416,844,758,” but should be revised as “$416,814,758.”

Response:  As noted in the response to Comment 21, the pro forma capitalization table numbers will be updated.

Disclosure Comments

Combined Proxy Statement/Prospectus

24.	Text: The section titled “What are the quorum and approval requirements for the Reorganization?” (page 17) states in the last sentence:

Approval of the Reorganization with respect to the Target Fund requires the affirmative vote of 67% or more of the outstanding voting securities of such Target Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of such Target Fund as of the record date are present or represented by proxy, or of more than 50% of the outstanding voting securities of such Target Fund as of the record date, whichever is less (a “1940 Act Majority”)

Comment:  After the word “less” add the parenthetical (as required by the 1940 Act).

Response:  Revised as requested.

25.
Text:  The section titled “Board Considerations,” the first full sentence on page 134 states: “In making these determinations, the HighMark Board considered a number of factors, including the following” and then includes a list of bulletpoint factors.

Comment:  Rephrase the sentence to state:  “In making these determinations, the HighMark Board considered the following material factors” and provide any conclusions by the Board with respect to those listed bulletpoint factors that formed the basis for the Board’s approval of the Reorganizations.

Response:  The Registrant has revised the disclosure in response to the first comment (“In making these determinations, the HighMark Board considered the following material factors”), but respectfully declines to provide additional conclusions since such disclosure is not required by Form N-14 or the Investment Company Act of 1940, as amended.  The Registrant directs the Staff’s attention to the following sentence under “Board Considerations,” which provides the conclusions by the Board:

In approving the Reorganizations, the HighMark Board determined that:  (i) participation in the Reorganizations is in the best interest of each Target Fund and its shareholders; and (ii) the interests of each Target Fund’s shareholders will not be diluted as a result of the Reorganizations.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8179 or, in my absence, Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

                                                                /s/ David F. Roeber, Esquire

EXHIBIT A

Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

June 21, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:              James E. O’Connor, Esq.
Ms. Christina DiAngelo

Re:           Nationwide Mutual Funds
 File Nos. 333-188673

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of the above-referenced Registrant, below is a separate correspondence as requested by the Staff’s comments conveyed by Ms. DiAngelo on June 10, 2013 and Mr. O’Connor on June 13, 2013, with regard to the Registration Statement on Form N-14 (the “Registration Statement”), filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on May 17, 2013, pursuant to Rule 488 under the Securities Act of 1933, as amended.  You have requested that the Registrant provide its analysis for determining that each Target Fund will be the accounting survivor of the proposed reorganizations (“Reorganizations”) into the corresponding Acquiring Fund, as shown in the table below.

Target Funds	Corresponding Acquiring Funds
HighMark Geneva Mid Cap Growth Fund	Nationwide Geneva Mid Cap Growth Fund
HighMark Geneva Small Cap Growth Fund	Nationwide Geneva Small Cap Growth Fund
HighMark Enhanced Growth Fund	Nationwide Bailard Technology & Science Fund
HighMark Value Fund	Nationwide HighMark Value Fund
HighMark Cognitive Value Fund	Nationwide Bailard Cognitive Value Fund
HighMark International Opportunities Fund	Nationwide Bailard International Equities Fund
HighMark NYSE Arca Tech 100 Index Fund	Nationwide Ziegler NYSE Arca Tech 100 Index Fund
HighMark Large Cap Core Equity Fund	Nationwide HighMark Large Cap Core Equity Fund
HighMark Small Cap Core Fund	Nationwide HighMark Small Cap Core Fund
HighMark Large Cap Growth Fund	Nationwide HighMark Large Cap Growth Fund
HighMark Balanced Fund	Nationwide HighMark Balanced Fund

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

Target Funds	Corresponding Acquiring Funds
HighMark Equity Income Fund	Nationwide Ziegler Equity Income Fund
HighMark Bond Fund	Nationwide HighMark Bond Fund
HighMark California Intermediate Tax-Free Bond Fund	Nationwide HighMark California Intermediate Tax Free Bond Fund
HighMark National Intermediate Tax-Free Bond Fund	Nationwide HighMark National Intermediate Tax Free Bond Fund
HighMark Wisconsin Tax-Exempt Fund	Nationwide Ziegler Wisconsin Tax Exempt Fund

The Registrant responds as follows:

Introduction

The Reorganizations will involve:  (i) the acquisition by the Registrant, on behalf of each Acquiring Fund, of all of the property, assets and goodwill of its corresponding Target Fund, in exchange solely for shares of beneficial interest of the Acquiring Fund; (ii) the assumption by the NMF Trust, on behalf of each Acquiring Fund, of all of the liabilities of its corresponding Target Fund; (iii) the distribution of the shares of each Acquiring Fund to the shareholders of the corresponding Target Fund according to their respective interests in complete liquidation of each Target Fund; and (iv) the dissolution of each Target Fund as soon as practicable after the closing.  Each Acquiring Fund is a shell fund that has not yet commenced operations and has been created for the purpose of acquiring the corresponding Target Fund’s assets and assuming its liabilities. As such, the Acquiring Funds do not have any operating history or performance information.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of whether an acquiring fund may use the historical performance of an acquired fund depends on a consideration of five factors.  Based on its analysis of the factors, the Registrant has determined that each Target Fund is the appropriate accounting survivor following the Reorganizations.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i)  Investment Advisers.  HighMark Capital Management, Inc. (“HCM”), serves as the investment adviser to each of the Target Funds.  While HCM serves as the sole investment adviser with respect to certain of the Target Funds (each a “HCM Target Fund,” and collectively, the “HCM Target Funds”), certain of the Target Funds (each a “Subadvised Target Fund,” and collectively, the “Subadvised Target Funds”) currently employ the following subadvisers: Bailard, Inc. (“Bailard”), Geneva Capital Management Ltd. (“Geneva Capital”), and Ziegler Lotsoff Capital Management, LLC (“ZLCM”).

Nationwide Fund Advisors (“NF Advisors”) will serve as the investment adviser to each of the Acquiring Funds.  However, each Acquiring Fund that corresponds to a HCM Target Fund will be subadvised by HCM, and each Acquiring Fund that corresponds to a Subadvised Target Fund will be subadvised by the current subadviser of the corresponding Target Fund.  Thus, each

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

Target Fund and its corresponding Acquiring Fund will have the same investment adviser managing the day-to-day investments of the Funds.  The similarity of investment adviser/subadviser supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(ii)  Portfolio Composition.  As described below, the investment objective of each Target Fund is identical to that of the corresponding Acquiring Fund, and the investment strategies of each Target Fund are substantially similar to those of the corresponding Acquiring Fund.  Consequently, the portfolio composition of each Acquiring Fund is expected to be virtually identical to the portfolio composition of the corresponding Target Fund at the time of each Reorganization because each Acquiring Fund, as a shell fund, will be acquiring all of the assets and liabilities of its respective Target Fund.  This virtually identical portfolio composition supports the determination that the each Target Fund should be the accounting survivor following the Reorganizations.

(iii)  Investment Objectives, Policies and Restrictions.  The investment objective of each Target Fund is identical to that of the corresponding Acquiring Fund.  In addition, the investment strategies and policies of each Target Fund are substantially similar to those of the corresponding Acquiring Fund.  The primary differences in the investment strategies of the Target Funds as compared with the investment strategies of the Acquiring Funds are as a result of disclosure clarifications, which are expected to have no impact on HCM’s actual management of the assets of the Funds.

The fundamental investment policies and restrictions of each Target Fund and corresponding Acquiring Fund are similar to one another, and include investment policies required by the Investment Company Act of 1940, as amended.  Below is a discussion of some of the more notable differences between the fundamental policies of the Target Funds and the Acquiring Funds.

Exercise Control or Management/Ownership of Securities By Officers and Directors. Each of HighMark Large Cap Growth Fund, HighMark Balanced Fund and HighMark Bond Fund has adopted a fundamental policy that they may not invest in any issuer for purposes of exercising control or management and that they may not purchase or retain securities of any issuer if the officers or trustees of HighMark Funds or the officers or directors of its investment adviser owns beneficially more than one-half of 1% of the securities of such issuer together own beneficially more than 5% of such securities. The corresponding Acquiring Funds do not have a comparable policy.  However, the Acquiring Funds will not invest in any issuer for purposes of exercising control or management.

Securities on Margin/Short Sales/Joint Trading Account. Each of HighMark Large Cap Growth Fund, HighMark Balanced Fund and HighMark Bond Fund has adopted a fundamental policy that they may not purchase securities on margin (except that such Funds may make margin payments in connection with transactions in options and financial and currency futures

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

contracts), sell securities short or participate on a joint or joint and several basis in any securities trading account. Each of the corresponding Acquiring Funds has adopted a similar restriction on purchasing securities on margin and selling securities short that is non-fundamental, but they do not disclose a comparable policy regarding restrictions involving a joint securities trading account.

Mortgage, Pledge or Hypothecation of Assets. Each of HighMark Large Cap Growth Fund, HighMark Balanced Fund and HighMark Bond Fund has adopted a fundamental investment restriction to not mortgage, pledge or hypothecate any assets, except in connection with permissible borrowings and not in excess of the lesser of the dollar amounts borrowed or 10% of the value of the Fund’s total assets of the time of its borrowing. HighMark Value Fund has a fundamental policy that it may pledge, mortgage or hypothecate any of its assets to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time. Each of the corresponding Acquiring Funds have a non-fundamental policy not to pledge, mortgage, or hypothecate any assets owned by such Fund except as may be necessary in connection with permissible borrowings or investments and then such pledging, mortgaging, or hypothecating may not exceed 33⅓% of the Fund’s total assets.

Investment in Other Investment Companies. Each of HighMark Large Cap Growth Fund, HighMark Balanced Fund, and HighMark National Intermediate Tax-Free Bond Fund has adopted a fundamental policy that they may not purchase securities of other investment companies, except as permitted by the 1940 Act. Each of the corresponding Acquiring Funds  has adopted a similar restriction on purchasing the securities of other investment companies, but it is non-fundamental.

Diversification. Each of the Nationwide Bailard Cognitive Value Fund, the Nationwide Bailard Technology & Science Fund and the Nationwide Bailard International Equities Fund has adopted a fundamental policy that they may not purchase securities of any one issuer, other than obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, if, immediately after such purchase, more than 5% of the Fund’s total assets would be invested in such issuer or the Fund would hold more than 10% of the outstanding voting securities of the issuer, except that 25% or less of the Fund’s total assets may be invested without regard to such limitations. None the corresponding Target Funds have disclosed similar policies but are subject to comparable diversification restrictions under the 1940 Act.

Real Estate. Each of the Target Funds except HighMark Large Cap Growth Fund, HighMark Balanced Fund, and HighMark Bond Fund (which have a fundamental policy) has adopted non-fundamental policies that restrict the purchase or sale of real estate. Each of the Acquiring Funds has adopted a fundamental policy restriction regarding the purchase or sale of real estate.

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

For more information about the Target and Acquiring Funds’ investment objectives, policies and restrictions, please refer to the Registration Statement.  As discussed above, each Acquiring Fund will substantially retain the investment objective, policies and restrictions of the corresponding Target Fund, which supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganizations and after any applicable expense waivers and reimbursements, shareholders of each Target Fund can expect to experience lower expenses as a percentage of average daily net assets as shareholders in the corresponding Acquiring Fund after the Reorganizations.  With regard to the expense ratio data provided below, it should be noted that (1) Class B Shares of each Target Fund will be reorganized into Class A Shares of its corresponding Acquiring Fund, and (2) Fiduciary Class Shares of each Target Fund will be reorganized into Institutional Service Class Shares of its corresponding Acquiring Fund.

HighMark Geneva Mid Cap Growth Fund/Nationwide Geneva Mid Cap Growth Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.38%, 1.98%, 1.98% and 1.13% for Class A, Class B, Class C and Fiduciary Class Shares, respectively.  With respect to the Acquiring Fund, operating expenses are 1.36%, 1.86% and 1.11% for Class A, Class C and Institutional Service Class Shares, respectively.

HighMark Geneva Small Cap Growth Fund/Nationwide Geneva Small Cap Growth Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.62%, 2.22% and 1.37% for Class A, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.62%, 2.22% and 1.37% for Class A, Class C and Institutional Service Class Shares, respectively until at least November 30, 2015.

HighMark Enhanced Growth Fund/Nationwide Bailard Technology & Science Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.45%, 2.05%, 1.20% and 1.05% for Class A, Class C, Fiduciary Class, and Class M Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.45% and 1.20% for Class A and Institutional Service Class shares,

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

respectively until at least November 30, 2015. Operating expenses are 2.03% and 1.03% for Class C and Class M Shares, respectively.

HighMark Value Fund/Nationwide HighMark Value Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.25%, 1.85%, 1.85%, 1.00% and 0.87% for Class A, Class B, Class C, Fiduciary Class and Class U Shares, respectively.  With respect to the Acquiring Fund, operating expenses are 1.25%, 1.75%, 1.00% and 0.75% for Class A, Class C, Institutional Service Class and Class U Shares, respectively.

HighMark Cognitive Value Fund/Nationwide Bailard Cognitive Value Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.47%, 2.07%, 1.22% and 1.07% for Class A, Class C, Fiduciary Class, and Class M Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.47% and 1.22% for Class A and Institutional Service Class shares, respectively until at least November 30, 2015, and operating expenses are 2.04% and 1.04% for Class C and Class M Shares, respectively.

HighMark International Opportunities Fund/Nationwide Bailard International Equities Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.42%, 2.12%, 1.27% and 1.12% for Class A, Class C, Fiduciary Class and Class M Shares, respectively.  With respect to the Acquiring Fund, operating expenses are 1.42%, 1.92%, 1.17 and 0.92% for Class A, Class C, Institutional Service Class and Class M Shares, respectively.

HighMark NYSE Arca Tech 100 Index Fund/Nationwide Ziegler NYSE Arca Tech 100 Index Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.08%, 1.68%, 1.68% and 0.83% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.08% and 0.83% for Class A and Institutional Service Class shares, respectively, until at least November 30, 2015, and operating expenses are 1.60% for Class C Shares.

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

HighMark Large Cap Core Equity Fund/Nationwide Large Cap Core Equity Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.22%, 1.82% and 0.97% for Class A, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.22%, 1.82%, and 0.97% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Small Cap Core Fund/Nationwide HighMark Small Cap Core Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.62%, 2.22% and 1.37%, for Class A, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.62%, 2.22%, and 1.37% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Large Cap Growth Fund/Nationwide HighMark Large Cap Growth Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.27%, 1.87%, 1.87% and 1.02% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.27%, 1.87%, and 1.02% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Balanced Fund/Nationwide HighMark Balanced Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.24%, 1.84%, 1.84% and 0.99% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.24%, 1.84%, and 0.99% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Equity Income Fund/Nationwide Ziegler Equity Income Fund:  HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 1.15%, 1.75%, 1.75% and 0.90% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 1.15%, 1.75%, and 0.90% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Bond Fund/Nationwide Bond Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 0.97%, 1.65%, 1.40% and 0.72% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 0.97% and 0.72% for Class A and  Institutional Service Class Shares, respectively, until at least November 30, 2015, and operating expenses are 1.40% for Class C Shares.

HighMark Short Term Bond Fund/Nationwide HighMark Short Term Bond Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 0.85%, 1.30% and 0.60% for Class A, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 0.85%, 1.30%, and 0.60% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark California Intermediate Tax-Free Bond Fund/Nationwide HighMark California Intermediate Tax Free Bond Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 0.79%, 1.24% and 0.54% for Class A, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 0.79%, 1.24%, and 0.54% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark National Intermediate Tax-Free Bond Fund/Nationwide HighMark National Intermediate Tax Free Bond Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 0.77%, 1.22% and 0.52% for Class A, Class C and Fiduciary Class Shares, respectively. With

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 0.77%, 1.22%, and 0.52% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

HighMark Wisconsin Tax-Exempt Fund/Nationwide Ziegler Wisconsin Tax Exempt Fund: HighMark Funds and HCM have entered into a written agreement pursuant to which HCM has agreed to waive a portion of its management fees and/or to reimburse expenses to the extent necessary so that the Target Fund’s ordinary operating expenses, through the period from December 1, 2012 to November 30, 2013, do not exceed 0.90%, 1.60%, 1.35% and 0.65% for Class A, Class B, Class C and Fiduciary Class Shares, respectively. With respect to the Acquiring Fund, the Registrant and NF Advisors have entered into a written contract limiting operating expenses to 0.90%, 1.35%, and 0.65% for Class A, Class C and Institutional Service Class Shares, respectively, until at least November 30, 2015.

This factor supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganizations.  The Acquiring Funds are shell funds and will have no assets prior to the Reorganizations.  Therefore, the net assets of each Target Fund will constitute 100% of the corresponding Acquiring Fund after the Reorganizations.  The fact that the assets of each Target Fund will constitute all of the assets of the corresponding Acquiring Fund post-Reorganization supports the determination that the Target Funds should be the accounting survivors following the Reorganizations.

Conclusion:  In light of the fact that following the Reorganizations, the advisory team, portfolio composition, objective, policies and restrictions, and asset size of each Acquiring Fund will be the same or substantially similar as the advisory team, portfolio composition, objective, policies and restrictions, and asset size of the corresponding Target Fund, the Registrant has determined that each Target Fund should be the accounting survivor of each Reorganization.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Ms. Christina DiAngelo
James E. O’Connor, Esquire
U.S. Securities and Exchange Commission
June 21, 2013

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Cillian M. Lynch, Esquire